November 29, 2006

Jennifer R. Hardy

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington D.C., 20549-7070

Re: Ever-Glory International Group, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed November 6, 2006

Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006

Filed November 14, 2006

File No. 0-28806

Dear Ms. Long:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Ever-Glory International Group, Inc. (the “Company”) dated November 21, 2006.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

PreR 14C

General

Staff Comment 1.          Please update the financial statements, pro forma financial statement information, and other corresponding financial information included to comply with Item 310(g) of Regulation S-B.

Response:

The updated financial statements for the nine months ended September 30, 2006 for Nanjing Catch-Luck Garments Co, Limited and Ever-Glory International Group, Inc. and the pro forma statement of operations for the nine months ended September 30, 2006 are now included in the Company’s Revised Preliminary Information Statement on Schedule 14C filed with the Commission on November 29, 2006.

Jennifer R. Hardy

Legal Branch Chief

U.S. Securities and Exchange Commission

November 29, 2006

Additional Information, page 36

Staff Comment 2.        Also incorporate by reference your Form 10-QSB filed for the quarter ended September 30, 2006.

Response:

The Company has amended the referenced section of its Revised Preliminary Information Statement on Schedule 14C filed with the Commission on November 29, 2006 as requested.

Appendix E

Pro Form Financial Information, page 1

Staff Comment 3.        Please clarify the description of your consolidated condensed pro forma statements of income to state, if true, that the pro forma adjustments assume that the transaction was consummated at January 1, 2005. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:

The consolidated condensed pro forma statements of income assumed that the transaction was consummated at January 1, 2004 and the Company has clarified the description of the consolidated condensed pro forma statements of income to state such assumption on page 1 of the revised Pro Forma Financial Information in its Revised Preliminary Information Statement on Schedule 14C filed with the Commission on November 29, 2006.

Staff Comment 4.        Your discussion in the second paragraph indicates that you are continuing to use the purchase method of accounting pursuant to SFAS 141. Please revise your discussion to be consistent with your description of adjustment 1. Please also clarify that the $600,000 cash payment ultimately is a cash distribution to your majority shareholder.

Response:

The second paragraph was revised to be consistent with the description of adjustment 1 on page 1 of the Company’s Revised Preliminary Information Statement on Schedule 14C filed with the Commission on November 29, 2006.

Jennifer R. Hardy

Legal Branch Chief

U.S. Securities and Exchange Commission

November 29, 2006

The $600,000 cash payment will be a cash distribution to the Company’s majority shareholder and this is clarified on page 1 of the revised Pro Forma Financial Information in the Company’s Revised Preliminary Information Statement on Schedule 14C filed with the Commission on November 29, 2006.

Staff Comment 5.        Please use each entity’s name as the column headings instead of using A and B.

Response:

The Company has amended the headings accordingly as “EGLY” and “Catch-Luck” instead of A and B respectively on page 1 of the revised Pro Forma Financial Information in its Revised Preliminary Information Statement on Schedule 14C filed with the Commission on November 29, 2006.

Staff Comment 6.          Please discuss the minimum and maximum number of shares that could be issued in the transaction and the corresponding impact that a change in the number of shares would have on the pro forma financial statements. Please also discuss how the number of shares to be issued is computed.

Response:

The minimum and maximum number of shares that could be issued in the transaction is determined by the fair market value of the shares on the closing of the transaction calculated in accordance with the preceding 30-day average of the high bid and the low asking price quoted as of the closing of the transaction. The number of shares to be issued will have a direct impact on the net income per share on the Pro Forma financial statements. The disclosure referenced above as well as disclosure regarding how the number of shares to be issued is computed are now described on page 1 of the revised Pro Forma Financial Information in the Company’s Revised Preliminary Information Statement on Schedule 14C filed with the Commission on November 29, 2006.

Pro Forma Balance Sheet, page 2

Staff Comment 7.         Please present your historical and pro forma shares authorized, issued and outstanding for each class of stock on the face of your pro forma balance sheet.

Jennifer R. Hardy

Legal Branch Chief

U.S. Securities and Exchange Commission

November 29, 2006

Response:

The historical and pro forma shares authorized, issued and outstanding for each class of stock is now included on the face of the pro forma balance sheet in the Company’s Revised Preliminary Information Statement on Schedule 14C filed with the Commission on November 29, 2006.

Pro Forma Statement of Operations, page 3

Staff Comment 8.         Please also provide a pro forma statement of operations for the year ended December 31, 2004. Refer to Rule 11-02(c)(2)(ii) of Regulation S-X.

Response:

The pro forma statement of operations for the year ended December 31, 2004 is now included in the Company’s Revised Preliminary Information Statement on Schedule 14C filed with the Commission on November 29, 2006.

10-QSB

Exhibit 10.1

Staff Comment 9.        Refer to prior comment 11. We note that you filed only “Appendix: Boundary Drawings of the Leased Land” referenced in article 3 of the chapter two of the exhibit. As requested previously, please refile the exhibit in its entirety.

Response:

The Company has refilled the entire exhibit in Amendment No. 1 to its Form 10-QSB for the quarter ended September 30, 2006 filed with the Commission on November 29, 2006.

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jennifer R. Hardy

Legal Branch Chief

U.S. Securities and Exchange Commission

November 29, 2006

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Kang Yi Hua

Kang Yi Hua

Chief Executive Officer

Enclosures

cc:	Scott C. Kline

Crone Rozynko LLP